Press Release

SOURCE: Neptune Technologies & Bioressources Inc.

“Neptune Signs World Wide Catalogue Distribution Agreement with Bronson Laboratories”

Laval Quebec CANADA, September 27, 2005 – Neptune Technologies & Bioressources Inc. (TSX-V: NTB), active in the field of high value-added natural product extraction from marine biomasses, such as krill, is pleased to announce that Bronson Laboratories launches Neptune Krill Oil, (NKO™), under the Bronson brand name.

For over 44 years, Bronson Laboratories has been a “factory-direct” source of top-quality nutritional supplements, including vitamins, minerals, herbs, specialized formulas, and health & body care products.
Bronson products are backed, used and prescribed by more health care professionals than any other brand and have been consistently recommended by foremost nutritional scientists such as Nobel Prize winner Linus Pauling and many other notable experts.  As a result, Bronson has grown to become one of the largest and most respected “direct-to-consumer” manufacturers and marketers of over 400 nutritional supplements.

Bernard Giguère, Vice President, Sales and Marketing, at Neptune Technologies & Bioressources stated, “This agreement is significant to Neptune due to Bronson’s 44-year heritage, track record, extensive knowledge, credibility and strong sales force.” Mr. Giguère continued to say, “The Bronson team has completed an incredible marketing plan for the launch of their new product with NKO™ and we look forward to becoming an important component of their catalogue offering.”

This press release is available on the Company's on-line Investor Relations HUB for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com/ir/neptune to post questions and receive answers.  Investors are also invited to e-mail any questions regarding the Company directly to NTB@AGORAcom.com  Potential investors may also use this address to request being added to the Neptune Technologies investor e-mail list.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.  Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research.  Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.  The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

FORWARD-LOOKING STATEMENTS:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Corporate Inquiries

Henri Harland
henrih@neptunebiotech.com
President & C.E.O.

Investor Relations:

AGORA Investor Relations
http://www.agoracom.com/IR/Neptune
NTB@agoracom.com

Serge Comeau
sergec@neptunebiotech.com
Director, Investor Relations